

June 23, 2009

Mr. Jonathan H. Chou
Chief Financial Officer
American Dairy, Inc.
2275 Huntington Drive #278
San Marino, CA 91108

> **Re: American Dairy, Inc.**
> **Registration Statement on Form S-1, As Amended**
> **Filed June 16, 2009**
> **Response Letters Dated May 28, 2009 and June 16, 2009**
> **File No. 333-158777**

Dear Mr. Chou:

We have reviewed your filing and response letters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A-2 Filed June 16, 2009

Ausnutria Transaction, page 22

1.   We note from your response to prior comment number four that "Heilongjiang Moveup Co., Limited ("Moveup") was formed to serve as an acquisition vehicle in connection with the Company's proposed acquisition (the "Ausnutria Transaction") of the outstanding equity interest in Ausnutria Dairy (Hunan) Company Ltd. ("Ausnutria")." Based on this explanation and the disclosure on page F-7 that Moveup markets and distributes third party products, please explain to us the exact nature of Moveup's operations, including i) a description of all of its business activities and operations and ii) the date it commenced its business activities and operations. In your response, please specifically state iii) whether or not the operations of Moveup are related to the operations of Ausnutria, and iv) whether there was an operating agreement between Moveup and Ausnutria. If so, please describe in necessary detail.

2.   We also note from your response to prior comment number four that "…
        Although Moveup had obtained certain preliminary government approvals in
        connection with the proposed Ausnutria acquisition, other government approvals
        had not been obtained, and the sellers failed to comply with certain closing
        conditions under the 2007 EPA." We further note your statement that "On
        December 16, 2008, the Company and Ausnutria's owners entered into a letter of
        intent to unwind the transactions. In considering an orderly way to do so under
        PRC law, the parties concluded that it would be more efficient to sell all of the
        business activities and operations of Moveup rather than attempt to have the
        applicable government authorities cancel the approvals granted to Moveup."
        Based on this information, the staff has reconsidered your responses to our prior
        comment numbers eight and 26, included in your letter to us dated May 28, 2009.
        In that letter, you set forth the factors to support your presentation of Moveup as a
        discontinued operation under the guidance in FAS 144, and the deposit received
        for the Moveup sale as an operating activity. Please address the following:

- Explain why you presented the 'deposit for disposal of a subsidiary,' totaling
  $4,352,033, as of December 31, 2008 as an investing activity. In this regard,
  you explained in your response to prior comment number 26 that "At March
  31, 2009, the pending acquisition of the dairy processing plant located in
  Longjiang County, Heilongjiang Province, China (the "Pending Longjiang
  Acquisition") and the pending disposition of Moveup each required
  government approvals in China, which if not obtained would have resulted in
  the refund of all deposits or other consideration and the contracts being void.
  … Without an acquisition or disposition, the Company respectfully submits
  that the transactions do not meet the definition of investing activities and,
  accordingly, that these transactions should be reflected as operating
  activities;"

- Explain why the lack of government approval at March 31, 2009 has
  influenced your presentation of the deposit for disposal of subsidiary as an
  operating instead of investing activity in the consolidated statements of cash
  flows, but you continue to believe your presentation of Moveup is
  appropriately classified as a discontinued operation under paragraph 30 of
  FAS 144.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

 responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Jonathan H. Chou
American Dairy, Inc.
June 23, 2009
Page 4

       You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Michael Karney at (202) 551-3847 with any other questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director

cc: S. Donahue
J. Davis
J. O'Brien
M. Karney
M. Adler (206) 839-4801